SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Federico Humbert Arias

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, DC 20008

Copies to:

Mark H. Stumpf	Héctor E. Alexander
Neil M. Goodman	Minister of Economy and Finance
Arnold & Porter LLP	Ministry of Economy and Finance
555 12th Street, N.W.	of the Republic of Panama
Washington, DC 20004	P.O. Box 2694, Zona 3
Panama, Republic of Panama

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) and effective as of March 10, 2009 (Registration Statement No. 333-157071) (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Republic of Panama (the “Republic) on Form 18-K for the year ended December 31, 2007 is to file with the Commission: (i) the recent developments in the Republic as of March 18, 2009, included as Exhibit G hereof; (ii) the legal opinions included as Exhibits H and I hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; and (iii) a conformed copy of the Terms Agreement dated March 18, 2009 among the Republic, Morgan Stanley & Co. Incorporated and UBS Securities LLC, included as Exhibit J hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 22nd day of April, 2009.

REPUBLIC OF PANAMA

By	/s/ Héctor E. Alexander
Name:	Héctor E. Alexander
Title:	Minister of Economy and Finance
of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None

B:	None

*C:	Copy of the 2007 Annual Budget of the Republic

*D:	Current Description of the Republic

*E:	Recent Developments in the Republic as of February 13, 2009

*F:	Recent Developments in the Republic as of March 10, 2009

G:	Recent Developments in the Republic as of March 18, 2009

H:	Opinion dated March 25, 2009 of Arnold & Porter LLP

I:	Opinion dated March 25, 2009 of the Procurador de la Administración

J:	Terms Agreement dated March 18, 2009 among the Republic, Morgan Stanley & Co. Incorporated and UBS Securities LLC.

*	Previously filed.